UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

NanoString Technologies, Inc.

File No. 333-188704 - CF#29112

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NanoString Technologies, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on May 20, 2013, as amended.

Based on representations by NanoString Technologies, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.19	through May 20, 2016
Exhibit 10.20	through May 20, 2016
Exhibit 10.22	through May 20, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary